UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 42)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        May 5, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
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/  / (b)
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(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)             PF
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization   United States
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Number of           (7)  Sole Voting Power          29,508,282**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         4,576,471*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     29,508,282**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    4,576,471*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    34,084,753*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 49.96
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

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*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)                OO
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        4,576,471
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   4,576,471
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,576,471
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   6.71
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 42 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns. The purchases of Common Shares by NAI were made through NAI's margin account at Bear Stearns.


Item 4.   PURPOSE OF TRANSACTION

	Item 4 is hereby supplemented as follows:

	The Reporting Persons have requested that the Issuer name Shari E. Redstone and Kenneth D. Cron as nominees to the Issuer's Board of Directors. The Reporting Persons have been informed that the Issuer will include Ms. Redstone and Mr. Cron as nominees to the Board at the Issuer's 2004 annual meeting of stockholders.

      Ms. Redstone is President of NAI and the Chairman and CEO of Rising Star Media, a company established in partnership with NAI. She is a member of the board of directors of Viacom Inc., Co-Chairman and Co-CEO of MovieTickets.com and is a member of the Board of Directors and Executive Committee for the National Theatre Owners Association.

      Mr. Cron is interim CEO and a member of the Board of Directors of Computer Associates, International. From 2001 to 2004, Mr. Cron served as Chairman and CEO of Vivendi Universal Games and as interim Chief Operating Officer at Vivendi Universal Entertainment. Prior to that, Mr. Cron served as CEO of The Flipside Network and Uproar Inc., and as President of Publishing for CMP Media.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 4,576,471 Common Shares, or approximately 6.71 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 29,508,282 Common Shares, or approximately 43.26 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,576,471 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 34,084,753 Common Shares, or approximately 49.96 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 41 filed with the SEC on
        April 27, 2004:
        All transactions were executed by Bear Stearns, New York,
        N.Y.

		  DATE		        NO.SHARES      PRICE
		4/27/2004		 62,000 	9.75
		4/27/2004		 57,700 	9.72
		4/27/2004		 43,200 	9.74
		4/27/2004		 41,800 	9.80
		4/27/2004		 32,600 	9.73
		4/27/2004		 27,300 	9.70
		4/27/2004		 27,300 	9.78
		4/27/2004		 26,300 	9.79
		4/27/2004		 23,600 	9.71
		4/27/2004		 20,000 	9.65
		4/27/2004		 16,500 	9.77
		4/27/2004		 15,900 	9.81
		4/27/2004		 14,400 	9.76
		4/27/2004		 10,000 	9.69
		4/27/2004		  8,900 	9.82
		4/27/2004		  5,000 	9.60
		4/27/2004		  3,500 	9.68
		4/27/2004		  2,700 	9.67
		4/27/2004		  2,000 	9.59
		4/27/2004		  1,200 	9.66
		4/27/2004		  1,000 	9.84
		4/27/2004		    600 	9.62
		4/27/2004		    200 	9.64
		4/28/2004		  4,600		9.83
		4/28/2004		  2,900		9.80
		4/28/2004		    500		9.64
		4/28/2004		    500		8.85
		4/28/2004		    500		9.15
		4/28/2004		    500		9.23
		4/28/2004		    500		9.27



Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

     A letter sent from National Amusements, Inc. to Midway Games
Inc. regarding Sumner M. Redstone's and National Amusements'joint request to nominate Shari Redstone and Kenneth Cron to the Board of Directors of Midway Games Inc. is attached hereto as Exhibit 2.

     A press release issued by National Amusements on May 6, 2004 regarding Sumner M. Redstone's and National Amusements'joint request that Shari E. Redstone and Kenneth D. Cron be named nominees to Midway Games' Board of Directors is attached hereto as Exhibit 3.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


May 6, 2004                        /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer




                            EXHIBIT INDEX
                            -------------


----------------------------------------------------------------
Exhibits     Description
----------------------------------------------------------------

   1         Joint Filing Agreement of July 30, 2002

   2         Letter from National Amusements, Inc dated May 5,
             2004 to Midway Games Inc

   3 A press release issued by National Amusements on May 6, 2004

                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually

			   EXHIBIT 2
                           ---------


            [NATIONAL AMUSEMENTS, INC. LETTERHEAD)





By: Airborne Express

May 5, 2004

Mr. Neil  D. Nicastro
Chairman of the Board
Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618.

Re: Nomination of Shari E. Redstone and Ken Cron to the Board of Directors of Midway Games Inc.

Dear Mr. Nicastro:

	Sumner M. Redstone and National Amusements, Inc.
hereby jointly request that Shari E. Redstone and Ken Cron be named as nominees to the Board of Directors of Midway
Games Inc.

			Very truly yours,

                        /s/ Tad Jankowski

                          Tad Jankowski
                Vice President and General Counsel


TJ:jp

                           EXHIBIT 3
                           ---------

            [NATIONAL AMUSEMENTS, INC. LOGO)


FOR IMMEDIATE RELEASE


SUMNER M. REDSTONE AND NATIONAL AMUSEMENTS REQUEST
SHARI E. REDSTONE AND KENNETH D. CRON BE NAMED NOMINEES TO
MIDWAY GAMES' BOARD OF DIRECTORS

[Dedham, MA, May 6, 2004]-- Sumner M. Redstone and National Amusements, Inc. announced today that they have requested that Midway Games Inc. (NYSE:MWY) name Shari E. Redstone and Kenneth D. Cron as nominees to Midway's Board of Directors and that they have been informed that Midway will include Ms. Redstone and Mr. Cron as nominees for the Board at the Midway Annual Meeting of Stockholders scheduled for June 10, 2004. Mr. Redstone and National Amusements jointly own approximately 49.9% percent of the common stock of Midway Games.

Shari E. Redstone is President of National Amusements, an industry leader in motion picture exhibition with cinemas in
the United States, United Kingdom and Latin America.   Ms.
Redstone led the recent launch of the Cinema de Lux brand of theatres and the development of The Bridge: Cinemas de Lux theatres in Los Angeles and Philadelphia. In addition, Ms. Redstone is Chairman and CEO of Rising Star Media, a company established in partnership with National to build luxury-style cinemas in Russia. The inaugural site, which is Russia's largest movie theatre, opened in Moscow in 2003 with additional locations planned over the next few years.

Ms. Redstone's leadership in the entertainment industry extends beyond her work at National Amusements. She is a member of the Board of Directors of Viacom, Co-Chairman and Co-CEO of MovieTickets.com and is a member of the Board of Directors and Executive Committee for the National Theatre
Owners Association (NATO).

Ms. Redstone earned a BS in 1975 from Tufts University, a
JD in 1978 and a Masters in Tax Law in 1980 from Boston
University. She practiced Corporate Law, Estate Planning and Criminal Law in Greater Boston from 1978 through 1993.

Ms. Redstone is also actively involved in a variety of charitable, civic and educational organizations. She is member of the Board of Directors at Combined Jewish
Philanthropies and the Board of Trustees at Dana Farber
Cancer Institute. She is also on the Board of Directors of The National Center on Addiction and Substance Abuse at
Columbia University and The John F. Kennedy Library
Foundation.  Ms. Redstone is Sumner Redstone's daughter.

EXHIBIT 3 - CONTINUATION
------------------------


Ken D. Cron is interim Chief Executive Officer and a member of the Board of Directors of Computer Associates, International, one of the world's leading software companies. Mr. Cron also has a diversified entertainment background. From 2001 to 2004 he served as Chairman and Chief Executive Officer of Vivendi Universal Games, a worldwide publisher of interactive entertainment and educational software across all major platforms. While at Vivendi, Mr. Cron oversaw the company's global strategy and expansion, advancing Vivendi's key brand franchises and the development of online subscription-model content. During this period, Mr. Cron also served as Interim Chief Operating Officer at Vivendi Universal Entertainment, a company which produces and distributes motion pictures and television programming and owns and operates cable television networks and channels as well as theme parks around the world. Prior to his tenure at Vivendi Universal, Mr. Cron served as Chief Executive Officer of The Flipside Network and Uproar Inc., online game and game show companies. Mr. Cron also served as President of Publishing for CMP Media, a leading provider of information about technology and the internet. Mr. Cron is a Founding Member of New York Media Association.

Sumner M. Redstone is Chairman and CEO of National Amusements and Chairman of Viacom Inc. National Amusements, Inc. is a closely held corporation which owns and operates over 1,425 motion picture screens and is the parent company of Viacom Inc.

-----------

Media Contact:
Jennifer Hanson, National Amusements
781-461-1600 ext. 336
jhanson@nationalamusements.com